210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Second Quarter 2011 Results

CALGARY, AB, July 28, 2011 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended June 30, 2011.

“We continue to build upon and progress through our research and development in an effort to maximize the future commercial potential of REOLYSIN®. In Q2, we focused our efforts on expanding our Phase III clinical trial in head and neck cancer, and expanding our clinical trial program by announcing a U.S. National Cancer Institute-sponsored clinical trial in multiple myeloma.” said Dr. Brad Thompson, President and CEO of Oncolytics. “We also received positive data from early stage studies in metastatic colorectal and non-small cell lung cancer studies, and secured a leading manufacturer for the clinical and commercial supply of REOLYSIN®, both significant steps forward in our plans to expand our development program.”

Selected Highlights

Since April 1, 2011 the Company has announced:

Clinical Trial Results
•
Interim data from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases. On initial histological analysis of the 10 treated patients, there was evidence of selective delivery of virus to tumour versus normal liver and viral replication in the majority (seven) of patients;

•
A presentation covering interim preliminary results from a Phase 2 clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours at the International Association for the Study of Lung Cancer World Conference on Lung Cancer. Response evaluation as of the date of presentation in 21 patients showed six partial responses (PR) (28.6%), 13 stable disease (SD) (61.9%), and two progressive disease (PD) (9.5%), translating into a clinical benefit rate (complete response (CR)+PR+SD) of 90.5% and a response rate (CR+PR) of 28.6%;

Ongoing Clinical Program
•
The Cancer Therapy Evaluation Program, Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (NCI), which is part of the National Institutes of Health, has agreed to sponsor a Phase I study of REOLYSIN alone in patients with relapsed multiple myeloma;

•
A commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation, for the commercial manufacture of REOLYSIN. Under the terms of the agreement, SAFC will perform process validation of the product, will continue to supply clinical requirements and will supply commercial material upon approval of the product; and

Corporate
•	The appointment of George M. Gill, MD as Chief Medical Officer. Dr. Gill has been Senior Vice President of Clinical Safety and Regulatory Affairs and an officer of Oncolytics since 2002.

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

As at,	June 30, 2011 $	December 31, 2010 $	January 1, 2010 $
Assets
Current assets
Cash and cash equivalents	46,640,231	39,296,682	32,448,939
Short-term investments	1,929,306	3,609,246	1,679,937
Accounts receivable	51,421	284,988	64,787
Prepaid expenses	840,444	278,934	507,408
Total current assets	49,461,402	43,469,850	34,701,071

Non-current assets
Property and equipment	228,751	226,911	208,320
Long term investment	—	—	684,000
Total non-current assets	228,751	226,911	892,320

Asset held for sale	—	735,681	—
Total assets	49,690,153	44,432,442	35,593,391

Liabilities And Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities	4,186,139	2,500,682	4,226,933
Warrant liability	—	5,536,800	1,023,051
Total current liabilities	4,186,139	8,037,482	5,249,984

Shareholders’ equity
Share capital Authorized: unlimited Issued: June 30, 2011 – 71,214,318 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	177,179,742	155,439,610	131,908,274
Warrants	2,653,627	4,108,652	2,437,460
Contributed surplus	19,397,121	19,399,489	13,734,743
Accumulated other comprehensive loss	(194,991)	(156,660)	—
Deficit	(153,531,485)	(142,396,131)	(117,737,070)

Total shareholders’ equity	45,504,014	36,394,960	30,343,407
Total Liabilities And Equity	49,690,153	44,432,442	35,593,391

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(unaudited)

	Three Month Period Ending June 30, 2011 $	Three Month Period Ending June 30, 2010 $	Six Month Period Ending, June 30, 2011 $	Six Month Period Ending, June 30, 2010 $

Expenses
Research and development	5,483,131	3,237,216	8,454,742	6,279,030
Operating	1,068,623	1,147,940	2,195,634	2,112,249
	6,551,754	4,385,156	10,650,376	8,391,279
Loss before the following	(6,551,754)	(4,385,156)	(10,650,376)	(8,391,279)

Write down of asset available for sale	(735,681)	—	(735,681)	—
Change in fair value of warrant liability	—	391,000	36,000	(150,489)
Interest	123,197	9,304	214,703	19,123
Loss before income taxes	(7,164,238)	(3,984,852)	(11,135,354)	(8,522,645)

Income taxes	—	—	—	—
Net loss	(7,164,238)	(3,984,852)	(11,135,354)	(8,522,645)
Other comprehensive loss – translation adjustment	(75,211)	23,878	(38,331)	(121,029)
Net comprehensive loss	(7,239,449)	(3,960,974)	(11,173,685)	(8,643,674)
Basic and diluted loss per share	(0.10)	(0.06)	(0.16)	(0.14)
Weighted average number of shares (basic and diluted)	71,209,164	61,556,343	70,586,073	61,553,173

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

	For the six month period ending, June 30, 2011
	Share capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	$	$	$	$	$	$
As at December 31, 2010	155,439,610	19,399,489	4,108,652	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive loss for the period	—	—	—	(38,331)	(11,135,354)	(11,173,685)
Exercise of warrants	21,487,080	—	(1,455,025)	—	—	20,032,055
Exercise of stock options	253,052	(45,710)	—	—	—	207,342
Stock based compensation	—	43,342	—	—	—	43,342
As at June 30, 2011	177,179,742	19,397,121	2,653,627	(194,991)	(153,531,485)	45,504,014

	For the six month period ending, June 30, 2010
	Share capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Equity
	$	$	$	$	$	$
As at January 1, 2010	131,908,274	13,734,743	2,437,460	—	(117,737,070)	30,343,407

Net loss and comprehensive loss for the period	—	—	—	(121,029)	(8,522,645)	(8,643,674)
Expired warrants	—	2,438,000	(2,438,000)	—	—	—
Exercise of stock options	72,000	(18,000)	—	—	—	54,000
Stock based compensation	—	2,428	—	—	—	2,428
Other	—	—	540	—	—	540
As at June 30, 2010	131,980,274	16,157,171	—	(121,029)	(126,259,715)	21,756,701

ONCOLYTICS BIOTECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Month Period Ending June 30, 2011 $	Three Month Period Ending June 30, 2010 $	Six Month Period Ending, June 30, 2011 $	Six Month Period Ending, June 30, 2010 $
Cash Flows
Operating Activities
Net loss for the period	(7,164,238)	(3,984,852)	(11,135,354)	(8,522,645)
Amortization - property and equipment	29,992	14,621	47,267	29,506
Stock based compensation	40,469	1,399	43,342	2,428
Change in fair value of warrant liability	—	(391,000)	(36,000)	150,489
Write down of asset available for sale	735,681	—	735,681	—
Unrealized foreign exchange loss (gain)	28,978	(293,534)	220,127	(74,546)
Net change in non-cash working capital	1,417,496	384,452	1,357,514	(792,229)
Cash used in operating activities	(4,911,622)	(4,268,914)	(8,767,423)	(9,206,997)

Investing Activities
Redemption of short-term investments	1,679,940	—	1,679,940	—
Acquisition of property and equipment	(33,831)	(39,851)	(49,107)	(43,498)
Cash provided by (used in) investing activities	1,646,109	(39,851)	1,630,833	(43,498)

Financing Activities
Proceeds from exercise of stock options and warrants	23,300	54,000	14,738,597	54,000
Cash provided by financing activities	23,300	54,000	14,738,597	54,000

Increase (decrease) in cash	(3,242,213)	(4,254,765)	7,602,007	(9,196,495)
Cash and cash equivalents, beginning of period	49,912,873	27,143,314	39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents	(30,429)	410,378	(258,458)	46,483
Cash and cash equivalents, end of period	46,640,231	23,298,927	46,640,231	23,298,927

To view the Company’s Second Quarter 2011 Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management’s Discussion and Analysis, please see the Company’s quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase 3 trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2011 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment.  Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Investors are cautioned against placing undue reliance on forward-looking statements.  The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 – 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com